SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

               Information furnished as at February 16, 2000
                        Intertek Testing Services Limited

                                  (Registrant)

                                  25 Savile Row
                                 London, W1X 1AA
                                     England
                     (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                      Form 20-F |x|              Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

                          Yes                      No |x|

                Schedule of Information contained in this report

                   Press Release dated February 16, 2000


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                                  PRESS RELEASE

                      SALE OF BONDAR CLEGG IN THE AMERICAS

On January 31, 2000, Intertek Testing Services (ITS) announced that it had decided to close its Bondar Clegg division. Following this decision, ITS has sold the Americas business of Bondar Clegg to Bill Sherwood who was the Bondar Clegg director in charge of Latin America. Contracts for the sale were signed on February 10, 2000. The Americas represented 67% of the total Bondar Clegg revenues in 1999.

This transaction will ensure continuity of service for clients in the Americas. Although the consideration for the sale was minimal, it was financially and operationally a better solution than closure.

The rest of Bondar Clegg is being closed or incorporated into the Caleb Brett division of ITS in accordance with the January 31, 2000 press release.


Bill Spencer                                            Richard Nelson
Finance Director                                        Chairman & CEO
Tel No: +44 207 396 3400                                Tel No: +44 207 396 3400

February 16, 2000



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

INTERTEK TESTING SERVICES LIMITED
(Registrant)

By:     /s/ WILLIAM SPENCER
        -------------------
        Name:         William Spencer
        Title:        Director
        Date:         February 16, 2000